Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Second Quarter

June 30, 2018

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the

United States of America

	Three months		Six months
	ended June 30		ended June 30
	2018	2017	2018	2017

Revenues	$495,348	$441,666	$921,804	$822,015

Cost of revenues	331,445	301,804	629,969	574,083
Selling, general and administrative expenses	108,102	93,715	212,617	183,073
Depreciation	8,167	6,791	16,036	13,100
Amortization of intangible assets	4,736	3,565	8,650	6,751
Acquisition-related items	548	525	1,109	771
Operating earnings	42,350	35,266	53,423	44,237

Interest expense, net	3,210	2,554	6,084	4,879
Other income, net	(39)	(110)	(103)	(205)
Earnings before income tax	39,179	32,822	47,442	39,563
Income tax (note 6)	9,285	10,888	8,613	9,361
Net earnings	29,894	21,934	38,829	30,202

Non-controlling interest share of earnings (note 9)	2,915	2,330	5,235	4,159
Non-controlling interest redemption increment (note 9)	4,373	1,586	4,905	3,733
Net earnings attributable to Company	$22,606	$18,018	$28,689	$22,310

Net earnings per common share (note 10)
Basic	$0.63	$0.50	$0.80	$0.62
Diluted	0.62	$0.49	$0.79	$0.61

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Six months
	ended June 30		ended June 30
	2018	2017	2018	2017

Net earnings	$29,894	$21,934	$38,829	$30,202

Foreign currency translation gain (loss)	(583)	783	(1,443)	990

Comprehensive earnings	29,311	22,717	37,386	31,192
Less: Comprehensive earnings attributable to non-controlling interests	7,288	3,916	10,140	7,892

Comprehensive earnings attributable to Company	$22,023	$18,801	$27,246	$23,300

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	June 30, 2018	December 31, 2017
Assets
Current Assets
Cash and cash equivalents	$57,689	$57,187
Restricted cash	11,304	9,707
Accounts receivable, net of allowance of $12,104 (December 31, 2017 - $10,751)	204,891	183,803
Income tax recoverable	11,952	4,400
Inventories	46,801	37,956
Prepaid expenses and other current assets	34,568	31,298
	367,205	324,351

Other receivables	3,716	3,515
Other assets	6,420	6,290
Fixed assets	94,756	85,424
Deferred income tax	84	780
Intangible assets	145,045	133,844
Goodwill	322,750	291,920
	572,771	521,773
	$939,976	$846,124

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$45,345	$40,681
Accrued liabilities	109,037	116,579
Unearned revenues	51,753	39,017
Long-term debt - current (note 7)	3,213	2,751
Contingent acquisition consideration - current (note 8)	16,345	12,640
	225,693	211,668

Long-term debt - non-current (note 7)	309,121	266,874
Contingent acquisition consideration (note 8)	1,604	5,778
Unearned revenues	12,926	13,435
Other liabilities	40,958	35,426
Deferred income tax	1,820	1,467
	366,429	322,980
Redeemable non-controlling interests (note 9)	137,124	117,708

Shareholders' equity	210,730	193,768
	$939,976	$846,124

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other
	outstanding		Contributed	Retained	comprehensive
	shares	Amount	surplus	Earnings	loss	Total

Balance, December 31, 2017	35,916,383	$143,770	$41,463	$9,027	$(492)	$193,768

Net earnings	-	-	-	28,689	-	28,689
Other comprehensive earnings	-	-	-	-	(1,443)	(1,443)

Subordinate Voting Shares:
Stock option expense	-	-	3,314	-	-	3,314
Stock options exercised	125,300	3,556	(1,510)	-	-	2,046
Dividends	-	-	-	(9,703)	-	(9,703)
Purchased for cancellation	(85,408)	(355)	-	(5,586)	-	(5,941)
Balance, June 30, 2018	35,956,275	$146,971	$43,267	$22,427	$(1,935)	$210,730

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended		Six months ended
	June 30		June 30
	2018	2017	2018	2017
Cash provided by (used in)

Operating activities
Net earnings	$29,894	21,934	$38,829	$30,202

Items not affecting cash:
Depreciation and amortization	12,903	10,357	24,686	19,851
Deferred income tax	38	(34)	346	363
Current income tax	-	(895)	-	(5,109)
Other	1,629	1,337	4,031	3,007

Changes in non-cash working capital:
Accounts receivable	(16,259)	(16,484)	(12,181)	(16,774)
Inventories	(4,915)	671	(6,368)	(3,417)
Prepaid expenses and other current assets	(273)	209	(3,198)	417
Payables and accruals	2,366	18,642	(12,504)	6,596
Unearned revenues	9,812	7,352	12,444	14,503
Other liabilities	4,077	(1,299)	2,147	(245)
Contingent acquisition consideration	-	(193)	(658)	(193)
Net cash provided by operating activities	39,272	41,597	47,574	49,201

Investing activities
Acquisitions of businesses, net of cash acquired (note 5)	(13,577)	(2,182)	(43,179)	(12,545)
Purchases of fixed assets	(9,097)	(8,922)	(19,620)	(18,890)
Other investing activities	(1,306)	277	(1,984)	(2,904)
Net cash used in investing activities	(23,980)	(10,827)	(64,783)	(34,339)

Financing activities
Increase in long-term debt	9,987	7,273	64,704	41,626
Repayment of long-term debt	(18,115)	(11,156)	(22,618)	(11,156)
Purchases of non-controlling interests, net	(511)	(1,688)	(2,132)	(5,468)
Contingent acquisition consideration	-	(1,893)	(2,242)	(2,379)
Proceeds received on exercise of options	893	530	2,046	2,988
Financing fees paid	-	-	(575)	-
Dividends paid to common shareholders	(4,849)	(4,397)	(9,249)	(8,340)
Distributions paid to non-controlling interests	(2,751)	(476)	(4,342)	(2,349)
Repurchases of Subordinate Voting Shares	-	-	(5,941)	(7,416)
Net cash provided by (used in) financing activities	(15,346)	(11,807)	19,651	7,506

Effect of exchange rate changes on cash	(206)	103	(343)	126

Increase (decrease) in cash, cash equivalents and restricted cash	(260)	19,066	2,099	22,494

Cash, cash equivalents and restricted cash, beginning of period	69,253	60,262	66,894	56,834

Cash, cash equivalents and restricted cash, end of period	$68,993	79,328	$68,993	$79,328

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel, and landscaping; proprietary banking and insurance products; and energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through franchise networks and company-owned locations. The principal brands in this division include Paul Davis Restoration, California Closets, Certa Pro Painters, Pillar to Post Home Inspectors, Floor Coverings International, College Pro Painters, Century Fire Protection, and Service America.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017. The Company uses the same accounting policies from those used in the preparation of the annual financial statements with the exception of the change described in note 3.

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to the determination of fair values of assets acquired and liabilities assumed in business combinations, recoverability of goodwill and intangible assets, estimated fair value of contingent consideration related to acquisitions, and the collectability of accounts receivable. Actual results could be materially different from these estimates.

Significant accounting policies are summarized as follows:

Basis of consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and those variable interest entities where the Company is the primary beneficiary. Where the Company does not have a controlling interest but has the ability to exert significant influence, the equity method is used. Inter-company transactions and accounts are eliminated on consolidation.

Cash and cash equivalents

Cash equivalents consist of short-term interest-bearing securities, which are readily convertible into cash and have original maturities at the date of purchase of three months or less.

Restricted cash

Restricted cash consists of cash over which the Company has legal ownership but is restricted as to its availability or intended use, including funds held on behalf of clients and franchisees.

On January 1, 2018, the Company adopted updated guidance issued by the FASB on restricted cash (ASU No. 2016-18). This ASU requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. The Company’s restricted cash balance consists primarily of cash related to our marketing funds in the FirstService Brands segment, cash held for certain employees’ benefit plans, and cash held for insurance broker commissions owed in our FirstService Residential segment. This update has been applied retrospectively.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average method. Work-in-progress inventory relates to construction contracts and real estate project management projects in process and are accounted for using the percentage of completion method.

Fixed assets

Fixed assets are carried at cost less accumulated depreciation. The costs of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Fixed assets are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset group may not be recoverable. An impairment loss is recorded to the extent the carrying amount exceeds the estimated fair value of an asset group. Fixed assets are depreciated over their estimated useful lives as follows:

Buildings	20 to 40 years straight-line
Vehicles	3 to 5 years straight-line
Furniture and equipment	3 to 10 years straight-line
Computer equipment and software	3 to 5 years straight-line
Leasehold improvements	term of the lease to a maximum of 10 years

Fair value

The Company uses the fair value measurements framework for financial assets and liabilities and for non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis. The framework defines fair value, gives guidance for measurement and disclosure, and establishes a three-level hierarchy for observable and unobservable inputs used to measure fair value. An asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The three levels are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities

Level 3 – Unobservable inputs for which there is little or no market data, which requires the Company to develop its own assumptions

Financing fees

Financing fees related to the revolving credit facility and Senior Notes are deferred and amortized to interest expense using the effective interest method.

Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of assets acquired and liabilities assumed in a business combination and is not subject to amortization.

Intangible assets are recorded at fair value on the date they are acquired. Indefinite life intangible assets are not subject to amortization. Where lives are finite, they are amortized over their estimated useful lives as follows:

Customer lists and relationships	straight-line over 4 to 20 years
Franchise rights	by pattern of use, currently estimated at 2.5% to 15% per year
Trademarks and trade names	straight-line over 5 to 35 years
Management contracts and other	straight-line over life of contract ranging from 2 to 15 years
Backlog	straight-line over 6 to 12 months

The Company reviews the carrying value of finite life intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset group, an impairment loss is recognized. Measurement of the impairment loss is based on the excess of the carrying amount of the asset group over the fair value calculated using an income approach.

Goodwill and indefinite life intangible assets are tested for impairment annually, on August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired, in which case the carrying amount of the asset is written down to fair value.

Impairment of goodwill is tested at the reporting unit level. The Company has six reporting units determined with reference to business segment, customer type, service delivery model and geography. Impairment is tested by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Where it is determined to be more likely than not that its fair value is greater than its carrying amount, then no further testing is required. Where the qualitative analysis is not sufficient to support that the fair value exceeds the carrying amount then a goodwill impairment test is performed.

On August 1, 2017, the Company adopted updated guidance issued by the FASB on accounting for goodwill impairment (ASU No. 2017-04). The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. All other goodwill impairment guidance will remain largely unchanged. Entities will continue to have the option to perform a qualitative assessment to determine if a quantitative impairment test is necessary. The same one-step impairment test will be applied to goodwill at all reporting units, even those with zero or negative carrying amounts.

Impairment of indefinite life intangible assets is tested by comparing the carrying amount to the estimated fair value on an individual intangible asset basis.

Redeemable non-controlling interests

Redeemable non-controlling interests (“RNCI”) are recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur.

Revenue recognition and unearned revenues

The Company accounts for a contract with a customer when there is approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company’s revenues are measured based on consideration specified in the contract of each customer and recognizes revenues as the performance obligations are satisfied by transferring the control of the service or product to a customer.

(a) Franchisor operations

The Company operates several franchise systems within its FirstService Brands segment. Initial franchise fees are deferred and recognized over the life of the franchise agreement. Royalty revenues are recognized based on a contracted percentage of franchisee revenues, as reported by the franchisees. Revenues from administrative and other support services, as applicable, are recognized as the services are provided.

The Company’s franchise systems operate marketing funds on behalf of franchisees. Advertising fund contributions from franchisees and advertising fund expenditures are reported on a gross basis in our statements of earnings. To the extent that contributions received exceed advertising expenditures, the excess amount is accrued and offset as a deferred liability, whereas any expenditures in excess of contributions are expensed as incurred. As such, advertising fund contributions and the related revenues and expenses may be reported in different periods.

On January 1, 2018, the Company adopted the new revenue recognition standard Accounting Standard Codification 606 “Revenues from Contracts with Customers” (“ASC 606”) by using the full retrospective method. The Company has recast its consolidated financial statements and disclosures from amounts previously reported to comply with ASC 606. See note 3 for further information.

(c) Revenues from construction contracts and service operations other than franchisor operations

Revenues are recognized at the time the service is rendered. Certain services including but not limited to construction contracts and real estate project management work-in-process, are recognized over time based on percentage of completion, in the ratio of actual costs to total estimated contract costs. In cases where anticipated costs to complete a project exceed the revenue to be recognized, a provision for the additional estimated losses is recorded in the period when the loss becomes apparent. Amounts received from customers in advance of services being provided are recorded as unearned revenues when received.

Stock-based compensation

For equity classified awards, compensation cost is measured at the grant date based on the estimated fair value of the award. The related stock option compensation expense is allocated using the graded attribution method.

Notional value appreciation plans

Under these plans, subsidiary employees are compensated if the notional value of the subsidiary increases. Awards under these plans generally have a term of up to fifteen years and a vesting period of five years. The increase in notional value is calculated with reference to growth in earnings relative to a fixed threshold amount plus or minus changes in indebtedness relative to a fixed opening amount. If an award is subject to a vesting condition, then graded attribution is applied to the intrinsic value. The related compensation expense is recorded in selling, general and administrative expenses and the liability is recorded in accrued liabilities.

Foreign currency translation

Assets, liabilities and operations of foreign subsidiaries are recorded based on the functional currency of each entity. For certain foreign operations, the functional currency is the local currency, in which case the assets, liabilities and operations are translated at current exchange rates from the local currency to the reporting currency, the US dollar. The resulting unrealized gains or losses are reported as a component of accumulated other comprehensive earnings. Realized and unrealized foreign currency gains or losses related to any foreign dollar denominated monetary assets and liabilities are included in net earnings.

Income tax

Income tax has been provided using the asset and liability method whereby deferred income tax assets and liabilities are recognized for the expected future income tax consequences of events that have been recognized in the consolidated financial statements or income tax returns. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse, be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in earnings in the period in which the change occurs. A valuation allowance is recorded unless it is more likely than not that realization of a deferred income tax asset will occur based on available evidence.

On January 1, 2017, the Company adopted updated guidance issued by the Financial Accounting Standards Board (“FASB”) on balance sheet classification of deferred taxes, Accounting Standards Update (“ASU”) No. 2015-17. This update simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. The Company now records all deferred tax assets and liabilities, along with any related valuation allowance as non-current on the balance sheet. The guidance did not have any impact on the Company’s results of operations.

On January 1, 2017, the Company adopted updated guidance issued by the FASB on share-based compensation (ASU No. 2016-09). This update simplifies how share-based payments are accounted for and presented. Income tax expense is impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. The ASU permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated or recognized when they occur. The Company has elected to account for forfeitures when they occur. The impact on the six month period ended June 30, 2018 tax expense is a recovery of $3,037. The cash flow impacts of tax windfalls are all recognized with operating cash-flows.

The Company recognizes uncertainty in tax positions taken or expected to be taken in a tax return by recording a liability for unrecognized tax benefits on its balance sheet. Uncertainties are quantified by applying a prescribed recognition threshold and measurement attribute.

The Company classifies interest and penalties associated with income tax positions in income tax expense.

Business combinations

All business combinations are accounted for using the purchase method of accounting. Transaction costs are expensed as incurred.

The fair value of the contingent consideration is classified as a financial liability and is recorded on the balance sheet at the acquisition date and is re-measured at fair value at the end of each period until the end of the contingency period, with fair value adjustments recognized in earnings.

3.       REVENUE RECOGNITION STANDARD – On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers and all the related amendments (“new revenue standard”) to all open contracts using the full retrospective method. The Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to retained earnings on January 1, 2017. The comparative information has been recast to reflect the new revenue standard.

The new revenue standard resulted in the deferral of some revenues relating to franchise fees that were previously recognized at a point in time and will now be recognized over time, during the life of the franchise agreement. The application of the new standard also resulted in gross revenue recognition of certain ancillary fees related to marketing funds in the FirstService Brands segment. Previously, these amounts were recorded on a net basis.

The Company has recast its consolidated financial statements from amounts previously reported due to the adoption of ASC 606. Select Consolidated Statements of Earnings line items, which reflect the adoption of ASC 606 are as follows:

	Three months ended, June 30, 2017
	As Previously
	Reported	Adjustments	As Adjusted
(In thousands, except per share amounts)

Revenue	$434,858	$6,808	$441,666
Cost of revenues	301,938	(134)	301,804
Selling, general and administrative expenses	86,231	7,484	93,715
Operating earnings	35,808	(542)	35,266
Net earnings attributable to Company	18,349	(331)	18,018

Diluted net earnings per share	0.50	(0.01)	0.49

	Six months ended, June 30, 2017
	As Previously
	Reported	Adjustments	As Adjusted
(In thousands, except per share amounts)

Revenue	$810,827	$11,188	$822,015
Cost of revenues	574,350	(267)	574,083
Selling, general and administrative expenses	170,499	12,574	183,073
Operating earnings	45,356	(1,119)	44,237
Net earnings attributable to Company	22,993	(683)	22,310

Diluted net earnings per share	0.63	(0.02)	0.61

Select Consolidated Balance Sheet line items, which reflect the adoption of ASC 606 are as follows:

	December 31, 2017
	As Previously
	Reported	Adjustments	As Adjusted
(In thousands)

Assets:
Accounts Receivable	$182,442	$1,361	$183,803
Prepaid expenses and other current assets	29,631	1,667	31,298
Other assets - non-current	1,401	4,889	6,290
Fixed assets	85,056	368	85,424
Deferred income tax - non-current	674	106	780

Liabilities and equity:
Accounts Payable	40,184	497	40,681
Accrued liabilities	114,096	2,483	116,579
Unearned revenues - current	34,358	4,659	39,017
Unearned revenues - non-current	-	13,435	13,435
Deferred income tax	4,685	(3,218)	1,467
Retained earnings	18,492	(9,465)	9,027

Adoption of ASC 606 had no impact to net cash from or used in operating, investing or financing activities in the Company's Consolidated Statements of Cash Flows.

Within the FirstService Brands segment, franchise fee revenue recognized during the six months ended June 30, 2018 that was included in deferred revenue at the beginning of the period was $1,695 (2017 - $1,753). These fees are recognized over the life of the underlying franchise agreement, usually between 5 - 10 years.

External broker costs and employee sales commissions in obtaining new franchisees are capitalized in accordance with the new revenue standard and are amortized over the life of the underlying franchise agreement. Costs amortized during the six months ended June 30, 2018 were $610 (2017 - $649). The closing amount of the capitalized costs to obtain contracts on the balance sheet as at June 30, 2018 was $7,032 (December 31, 2017 - $6,110). There were no impairment losses recognized related to those assets in the quarter.

The Company’s backlog represents remaining performance obligations and is defined as contracted work yet to be performed. As at June 30, 2018, the aggregate amount of backlog was $145,677. The Company expects to recognize revenue on the remaining backlog over the next 12 months.

Disaggregated revenues are as follows:

	Three months		Six months
	ended June 30		ended June 30
	2018	2017	2018	2017
Revenues

FirstService Residential	$326,992	$302,900	$611,127	$568,753
FirstService Brands company-owned	133,377	104,572	246,958	195,046
FirstService Brands franchisor	33,539	33,265	61,431	56,463
FirstService Brands franchise fee	1,440	929	2,288	1,753

The Company disaggregates revenue by segment, and within the FirstService Brands segment, further disaggregates its company-owned operations revenue; these businesses primarily recognize revenue over time as they perform because of continuous transfer of control to the customer. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. The Company generally uses the cost-to-cost measure of progress method. The extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred.

We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors.

4.       RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED – In February 2016, FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The standard will be effective on January 1, 2019, at which time it must be adopted using a modified retrospective transition. The Company is currently assessing the impact of this ASU on its financial position and results of operations. The Company expects the impact to be material to its balance sheet, but minimal impact to its statements of earnings and statements of cash-flows.

5.       ACQUISITIONS – During the six months ended June 30, 2018, the Company completed four acquisitions, all in the FirstService Brands segment. The Company acquired a California Closets franchise in Las Vegas, an independent restoration company in the U.S., a Paul Davis Restoration franchise based in Alberta, and a fire protection company located in the Southeastern U.S, all of which will be operated as company-owned locations.

The acquisition date fair value of consideration transferred for these transactions were as follows: cash of $43,179 (net of cash acquired of $436), and contingent consideration of $2,072 (2017 - cash of $12,545, and contingent consideration of $3,070). These acquisitions were accounted for by the purchase method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to two-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level; and (iii) the actual revenue or earnings for the contingency period. If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at June 30, 2018 was $17,949 (see note 8). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $16,018 to a maximum of $18,845. The contingencies will expire during the period extending to April 2020. During the six months ended June 30, 2018, $2,900 was paid with reference to such contingent consideration (2017 - $2,572).

6.       INCOME TAX – The provision for income tax for the six months ended June 30, 2018 reflected an effective tax rate of 18% (2017 - 24%) relative to the statutory rate of approximately 27% (2017 - 27%). The difference between the effective rate and the statutory rate relates primarily to the impact of ASU No. 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting which provides that tax effects of deductions in excess of compensation costs (“windfalls”) and tax deficiencies (“shortfalls”) be recorded in income tax expense. Prior to this update, the tax effects of windfalls and shortfalls were recorded primarily through equity.

7.       LONG-TERM DEBT – The Company has $150,000 of senior secured notes (the “Senior Notes”) bearing interest at a rate of 3.84%. The Senior Notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021.

The Company has a credit agreement with a syndicate of banks to provide a committed multi-currency credit facility (the “Facility”) of $250,000. The Facility matures on January 17, 2023 and bears interest at 0.25% to 2.50% over floating reference rates, depending on certain leverage ratios. The Facility requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Facility by up to $100,000, on the same terms and conditions as the original Facility. The Facility is available to fund working capital requirements and other general corporate purposes.

The Facility and the Company’s Senior Notes rank equally in terms of seniority. The Company has granted the lenders and Noteholders various collateral including an interest in all of the assets of the Company. The covenants require the Company to maintain certain ratios including financial leverage, interest coverage and net worth. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

8.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2018:

		Fair value measurements at June 30, 2018

	Carrying value at
	June 30, 2018	Level 1	Level 2	Level 3

Contingent consideration liability	$17,949	$-	$-	$17,949

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $83.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2018

Balance, January 1	$18,418
Amounts recognized on acquisitions	2,072
Fair value adjustments	606
Resolved and settled in cash	(2,900)
Other	(247)
Balance, June 30	$17,949

Less: Current portion	16,345
Non-current portion	$1,604

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 1.5% to 2.0%).

	June 30, 2018		December 31, 2017
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$3,716	$3,716	$3,515	$3,515
Long-term debt	312,334	318,184	269,625	282,109

9.       REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of: (i) the redemption amount; or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2018

Balance, January 1	$117,708
RNCI share of earnings	5,235
RNCI redemption increment	4,905
Distributions paid to RNCI	(4,342)
Purchases of interests from RNCI, net	(3,622)
RNCI recognized on business acquisitions	17,107
Other	133
Balance, June 30	$137,124

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of trailing two-year average earnings before extraordinary items, income taxes, interest, depreciation, and amortization, less debt. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in the Company’s Subordinate Voting Shares. The redemption amount as of June 30, 2018 was $135,063. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at June 30, 2018, approximately 1,800,000 such shares would be issued; this would be accretive to net earnings per common share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

10.       NET EARNINGS PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Six months ended
(in thousands)	June 30		June 30
	2018	2017	2018	2017

Basic shares	35,936	35,921	35,929	35,901
Assumed exercise of Company stock options	598	654	597	661
Diluted shares	36,534	36,575	36,526	36,562

11.       STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and full-time employees of the Company and its subsidiaries, other than its Founder and Chairman. The stock option plan came into existence on June 1, 2015. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. Grants under the Company’s stock option plan are equity-classified awards. As at June 30, 2018, there were 1,127,500 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. There were 8,000 stock options granted during the three months ended June 30, 2018 (2017-nil). Stock option activity for the six months ended June 30, 2018 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,396,750	$34.41
Granted	430,500	66.39
Exercised	(125,300)	16.33
Shares issuable under options -
End of period	1,701,950	$43.83	2.94	$54,817
Options exercisable - End of period	725,525	$32.08	2.04	$31,897

The amount of compensation expense recorded in the statement of earnings for the six months ended June 30, 2018 was $3,314 (2017 - $2,344). As of June 30, 2018, there was $8,152 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the six month period ended June 30, 2018, the fair value of options vested was $11,279 (2017 - $11,001).

12.       CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Pursuant to the amended management services agreement with the Company dated and effective as of the 1st day of June, 2015, the Company agreed to make payments to a company (“FC Co”) indirectly owned by its Founder and Chairman that are contingent upon an arm’s length sale of control of the Company or upon a distribution of the Company’s assets to its shareholders. The payment amounts will be determined with reference to the consideration per Subordinate Voting Share received or deemed received by shareholders upon an arm’s length sale or upon a distribution of assets. The right to receive the payments may be transferred to person(s) who are not at arm’s length to FC Co. The agreement provides for FC Co to receive the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale or distribution; and (ii) the per share consideration received or deemed received by holders of Subordinate Voting Shares minus a base price of C$2.351. The second payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale or distribution; and (ii) the per share consideration received or deemed received by holders of Subordinate Voting Shares minus a base price of C$4.578. Assuming an arm’s length sale of control of the Company had occurred on June 30, 2018, the aggregate amount required to be paid to FC Co, based on a market price of C$99.99 (being the closing price per Subordinate Voting Share on the Toronto Stock Exchange on June 30, 2018), would have been US$276,040.

13.       SEGMENTED INFORMATION – The Company has two reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides franchised and company-owned essential property services to residential and commercial customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended June 30

2018
Revenues	$326,992	$168,356	$-	$495,348
Depreciation and amortization	5,734	7,158	11	12,903
Operating earnings	27,498	19,145	(4,293)	42,350

2017
Revenues	$302,900	$138,766	$-	$441,666
Depreciation and amortization	5,287	5,066	3	10,356
Operating earnings	23,191	16,270	(4,195)	35,266

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Six months ended June 30

2018
Revenues	$611,127	$310,677	$-	$921,804
Depreciation and amortization	11,581	13,086	19	24,686
Operating earnings	38,864	24,220	(9,661)	53,423

2017
Revenues	$568,753	$253,262	$-	$822,015
Depreciation and amortization	10,578	9,266	7	19,851
Operating earnings	32,318	20,167	(8,248)	44,237

GEOGRAPHIC INFORMATION

	United States	Canada	Consolidated

Three months ended June 30

2018
Revenues	$467,356	$27,992	$495,348
Total long-lived assets	518,477	44,074	562,551

2017
Revenues	$416,661	$25,005	$441,666
Total long-lived assets	442,429	37,550	479,979

	United States	Canada	Consolidated

Six months ended June 30

2018
Revenues	$870,044	$51,760	$921,804

2017
Revenues	$774,872	$47,143	$822,015

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE six MONTH PERIOD ENDED June 30, 2018

(in US dollars)

August 2, 2018

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three and six month periods ended June 30, 2018 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2017. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and six month periods ended June 30, 2018 and up to and including August 2, 2018.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the US Securities and Exchange Commission website at www.sec.gov.

Consolidated review

We reported strong operating results for the second quarter ended June 30, 2018. Consolidated revenue growth was 12% relative to the same quarter in the prior year. The top-line performance included 6% organic growth, with the balance from recent acquisitions, and resulted in growth in adjusted EBITDA, operating earnings and earnings per share.

During the first two quarters of 2018, we acquired controlling interests in four businesses, all in the FirstService Brands segment. The total initial cash consideration for these acquisitions was $43.2 million. During the past year, we also completed several other acquisitions in our two divisions, which provided additional revenue growth for the second quarter of 2018. These tuck-under acquisitions increase the geographic footprint and our service offering at FirstService Residential. The acquisitions also support the execution of our company-owned strategy at FirstService Brands to acquire California Closets and Paul Davis Restoration franchises in selected key markets and expand our operations and broaden our service capabilities at Century Fire Protection.

Results of operations - three months ended June 30, 2018

Revenues for our second quarter were $495.3 million, 12% higher than the comparable prior year quarter. On an organic basis, revenues were up 6% with the balance coming from recent acquisitions.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the second quarter was $57.1 million versus $47.1 million reported in the prior year quarter. Our Adjusted EBITDA margin was 11.5% of revenues versus 10.7% of revenues in the prior year quarter, reflecting margin improvement from efficient labour management in our FirstService Residential segment. Operating earnings for the second quarter were $42.4 million, up from $35.3 million in the prior year quarter. The operating earnings margin was 8.5% versus 8.0% in the prior year quarter.

Depreciation and amortization expense totalled $12.9 million for the quarter relative to $10.4 million for the prior year quarter, with the increase primarily related to recently acquired company-owned operations in our FirstService Brands segment.

Net interest expense was $3.2 million, versus $2.6 million recorded in the prior year quarter.

The consolidated income tax rate for the quarter was 24%, compared to 33% of earnings before income tax in the prior year quarter, and relative to the statutory rate of 27% in both periods. The current period’s tax rate was affected primarily by ASU No. 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which provides that tax effects of deductions in excess of compensation costs (“windfalls”) and tax deficiencies (“shortfalls”) be recorded in income tax expense. Prior to this update, the tax effects of windfalls and shortfalls were recorded primarily through equity.

Net earnings for the quarter were $29.9 million, versus $21.9 million in the prior year quarter. The increase was attributable to the growth in operating earnings in both the FirstService Residential and FirstService Brands segments and a lower tax rate.

The non-controlling interest (“NCI”) share of earnings was $2.9 million for the second quarter, relative to $2.3 million in the prior period. The NCI redemption increment for the second quarter was $4.4 million, versus $1.6 million in the prior period, and was attributable to changes in the trailing two-year average of earnings of non-wholly owned subsidiaries.

The FirstService Residential segment reported revenues of $327.0 million for the second quarter, up 8% versus the prior year quarter, including 5% organic growth. Top-line growth was primarily driven by contract wins and new development in several of our larger markets. Adjusted EBITDA was $33.4 million, versus $28.7 million in the prior year quarter. Operating earnings for the second quarter were $27.5 million, versus $23.2 million for the second quarter of last year. Margin improvement resulted from ongoing cost efficiencies realized across our operating platform and further optimizing our allocation of labour and resources towards our property management and ancillary service contracts.

Second quarter revenues at our FirstService Brands segment were $168.4 million, up 21% relative to the prior year period and including 8% organic growth. Adjusted EBITDA for the quarter was $26.7 million, up from $21.6 million in the prior year period. Operating earnings for the second quarter were $19.1 million, versus $16.3 million in the prior year quarter. The performance was driven by continued strength across our service lines which are benefiting from the current robust home improvement market and also supported by a strong quarter at Century Fire Protection. Growth was further augmented by recent tuck under acquisitions across our company-owned operations at California Closets, Paul Davis Restoration and Century Fire.

Corporate costs, as presented in Adjusted EBITDA, were $3.0 million for the quarter, relative to $3.2 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $4.3 million, relative to $4.2 million in the prior period.

Results of operations - six months ended June 30, 2018

Revenues for the six months ended June 30, 2018 were $921.8 million, 12% higher than the comparable prior year. Revenues on an organic basis were up 6% with the balance of growth coming from acquisitions.

Year-to-date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $82.5 million versus $67.2 million reported in the comparable prior year period. Our Adjusted EBITDA margin was 9.0% of revenues versus 8.2% of revenues in the prior year period, primarily due to improved profitability in both segments. Operating earnings for the period were $53.4 million, up from $44.2 million in the prior year period. Our operating earnings margin increased to 5.8% versus 5.4% in the prior year period driven by strong profitability within both segments, and partially offset by increased depreciation and amortization in our FirstService Brands segment.

We recorded depreciation and amortization expense of $24.7 million for the six month period relative to $19.9 million for the prior year period, with the increase primarily related to recently acquired company-owned operations in our FirstService Brands segment.

Net interest expense for the six month period was $6.1 million, up from $4.9 million recorded in the prior year period. The increase was driven primarily by the increase in our average outstanding debt as well as our weighted average interest rate increasing to 4.0% from 3.6% in the prior year period.

Our consolidated income tax rate for the six month period was 18%, compared to 24% of earnings before income tax in the prior year-to-date period, and relative to the statutory rate of 27% in both periods. The current period’s tax rate was affected primarily by ASU No. 2016-09. The effective tax rate for the full year is expected to be in the range of 20% to 25%.

Net earnings for the six month period were $38.8 million, versus $30.2 million in the prior year period. The increase was primarily attributable to strong profitability within both of our divisions, as well as recent acquisitions.

Our FirstService Residential segment reported revenues of $611.1 million for the six month period, up 7% over the prior year period. Excluding the impact of recently completed tuck-under acquisitions, revenue growth was 6% and broad-based across most markets. Adjusted EBITDA was $50.9 million relative to $43.1 million in the prior year period. Operating earnings were $38.9 million for the six month period, relative to $32.3 million in the prior year period. Year-over-year margin expansion reflects the further realization of operating efficiencies, and increased pricing discipline in our service contracts.

Year-to-date revenues at FirstService Brands were $310.7 million, an increase of 23% relative to the prior year period. Organic growth was 9%, while acquisitions contributed the remaining balance. Organic revenue growth resulted primarily from strong performance at our Paul Davis Restoration, California Closets and Century Fire Protection company-owned operations, as well as from higher system-wide sales at several of our franchised brands, which are benefiting from strong home improvement fundamentals. Adjusted EBITDA for the period was $37.8 million, or 12.2% of revenues, versus $29.9 million, or 11.8% of revenues, for the prior year period. Operating earnings were $24.2 million, or 7.8% of revenues, versus $20.2 million, or 8.0% of revenues, in the prior year period. The lower operating earnings margin compared to the prior year period was due to increased depreciation and amortization from recently acquired acquisitions.

Corporate costs, as presented in Adjusted EBITDA, for the six month period were $6.2 million, relative to $5.8 million in the prior year period. On a GAAP basis, corporate costs were $9.7 million versus $8.2 million in the prior year period, with the increase primarily attributable to stock-based compensation expense.

Summary of quarterly results (unaudited)

The following table sets forth FirstService’s unaudited quarterly consolidated results of operations data for each of the ten most recent quarters. The information in the table below has been derived from FirstService’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2018
Revenues	$426,456	$495,348
Operating earnings	11,073	42,350
Net earnings per share
Basic	0.17	0.63
Diluted	0.17	0.62

YEAR ENDED DECEMBER 31, 2017
Revenues	$380,349	$441,666	$456,520	$438,109
Operating earnings	8,971	35,266	34,544	27,727
Net earnings per share
Basic	0.12	0.50	0.43	0.41
Diluted	0.12	0.49	0.42	0.40

YEAR ENDED DECEMBER 31, 2016
Revenues	$307,586	$385,104	$409,083	$381,116
Operating earnings	4,261	30,794	36,578	18,917
Net earnings (loss) per share
Basic	(0.05)	0.35	0.44	0.19
Diluted	(0.05)	0.35	0.43	0.19

OTHER DATA
Adjusted EBITDA - 2018	$25,414	$57,118
Adjusted EBITDA - 2017	20,127	47,076	$53,149	$40,506
Adjusted EBITDA - 2016	12,716	40,245	46,703	30,660
Adjusted EPS - 2018	0.25	0.86
Adjusted EPS - 2017	0.16	0.60	0.74	0.51
Adjusted EPS - 2016	0.08	0.52	0.62	0.41

Seasonality and quarterly fluctuations

Certain segments of the operations of FirstService are subject to seasonal variations. The seasonality of the service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the combined service mix.

The FirstService Residential segment generates peak revenues and earnings in the third quarter, as seasonal ancillary swimming pool management revenues are earned.

The FirstService Brands segment includes outdoor painting and other franchised operations, which generate the majority of their revenues during the second and third quarters.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2018	2017	2018	2017

Net earnings	$29,894	$21,934	$38,829	$30,202
Income tax	9,285	10,888	8,613	9,361
Other income, net	(39)	(110)	(103)	(205)
Interest expense, net	3,210	2,554	6,084	4,879
Operating earnings	42,350	35,266	53,423	44,237
Depreciation and amortization	12,903	10,356	24,686	19,851
Acquisition-related items	548	525	1,109	771
Stock-based compensation expense	1,317	929	3,314	2,344
Adjusted EBITDA	$57,118	$47,076	$82,532	$67,203

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; and (v) a stock-based compensation tax adjustment related to a US GAAP change. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2018	2017	2018	2017

Net earnings	$29,894	$21,934	$38,829	$30,202
Non-controlling interest share of earnings	(2,915)	(2,330)	(5,235)	(4,159)
Acquisition-related items	548	525	1,109	771
Amortization of intangible assets	4,736	3,565	8,650	6,751
Stock-based compensation expense	1,317	929	3,314	2,344
Stock-based compensation tax adjustment for US GAAP change	(622)	(880)	(3,037)	(4,623)
Income tax on adjustments	(1,574)	(1,751)	(3,111)	(3,521)
Non-controlling interest on adjustments	(145)	(91)	(255)	(162)
Adjusted net earnings	$31,239	$21,901	$40,264	$27,603

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2018	2017	2018	2017

Diluted net earnings per share	$0.62	$0.49	$0.79	$0.61
Non-controlling interest redemption increment	0.12	0.04	0.13	0.10
Acquisition-related items	0.02	0.01	0.03	0.02
Amortization of intangible assets, net of tax	0.09	0.06	0.17	0.11
Stock-based compensation expense, net of tax	0.03	0.02	0.06	0.04
Stock-based compensation tax adjustment for US GAAP change	(0.02)	(0.02)	(0.08)	(0.13)
Adjusted earnings per share	$0.86	$0.60	$1.10	$0.75

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash provided by operating activities for the six month period ended June 30, 2018 was $47.6 million, versus $49.2 million in the prior year period. The decrease in operating cash flow was primarily attributable to changes in non-cash working capital driven by increases in inventory to support growth in our company-owned operations in our FirstService Brands segment, as well as the timing of payroll and benefits and other accruals in both of our segments. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the six months ended June 30, 2018, capital expenditures were $19.6 million, versus $18.9 million for the prior year period. Significant capital purchases this year include service vehicles in the FirstService Brands segment, as well as information technology system investments in both segments. Based on our current operations, maintenance capital expenditures for the year ending December 31, 2018 are expected to be around $40 million.

In July 2018, we paid a quarterly dividend of $0.135 per share on the Subordinate Voting Shares and Multiple Voting Shares in respect of the quarter ended June 30, 2018.

Net indebtedness as at June 30, 2018 was $254.6 million, versus $212.4 million at December 31, 2017. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. We are in compliance with the covenants contained in our financing agreements as at June 30, 2018 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $89.8 million of available un-drawn credit as of June 30, 2018.

In relation to acquisitions completed during the past two years, we have outstanding contingent consideration totalling $17.9 million as at June 30, 2018 ($18.4 million as at December 31, 2017) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to April 2020. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 85% of the contingent consideration outstanding as of June 30, 2018 will ultimately be paid.

The following table summarizes our contractual obligations as at June 30, 2018:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$309,482	$2,165	$31,778	$215,539	$60,000
Interest on long-term debt	40,565	11,095	18,081	9,661	1,728
Capital lease obligations	2,852	925	1,909	18	-
Contingent acquisition consideration	17,949	16,345	1,604	-	-
Operating leases	106,255	24,311	40,242	25,739	15,963

Total contractual obligations	$477,103	$54,841	$93,614	$250,957	$77,691

At June 30, 2018, we had commercial commitments totaling $5.6 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our senior secured notes at an interest rate of 3.8%.

Redeemable non-controlling interests

In most operations where managers or employees are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including: (i) the inability to “put” more than one-third to one-half of their holdings in any twelve-month period; and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	June 30	December 31
(in thousands of US$)	2018	2017

FirstService Residential	$73,817	$70,906
FirstService Brands	61,247	45,562
	$135,064	$116,468

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above); and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at June 30, 2018, the RNCI recorded on the balance sheet was $137.1 million. The purchase prices of the RNCI may be satisfied in cash or in Subordinate Voting Shares of FirstService. If all RNCI were redeemed with cash on hand and borrowings under our Facility, the pro forma estimated accretion to diluted net earnings per share for the six months ended June 30, 2018 would be $0.23 and the accretion to adjusted EPS would be $0.10.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those disclosed in notes 10 and 16 to the December 31, 2017 audited consolidated financial statements.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2017, except as noted below.

On January 1, 2018, as a result of required changes under U.S. GAAP, FirstService adopted the new accounting standard ASC 606, Revenue from Contracts with Customers and all the related amendments (“New Revenue Standard”) to all contracts using the full retrospective method. Our prior year 2017 financial results as reported herein have been recast in accordance with the New Revenue Standard to provide a consistent comparison to current year results. The impact is confined to our franchised operations within our FirstService Brands segment, particularly as it relates to the timing and recognition of franchise fees, as well as the gross revenue recognition of marketing fund fees. As a result, the effect of the New Revenue Standard on the prior year second quarter results was an increase of $6.8 million to our consolidated revenues, a decrease of $0.5 million to our consolidated Adjusted EBITDA and our consolidated operating earnings, resulting in a 30 basis points decrease to our consolidated Adjusted EBITDA and our consolidated operating earnings margin, and a decrease of $0.01 to our earnings per share. The same $6.8 million increase to our FirstService Brands revenues and $0.5 million decrease to our FirstService Brands Adjusted EBITDA and our FirstService Brands operating earnings resulted in a 120 basis point decrease to our FirstService Brands Adjusted EBITDA margin and a 100 basis point decrease to our FirstService Brands operating earnings margin for our recast segmented 2017 second quarter results.

Impact of recently issued accounting standards

In February 2016, FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The standard will be effective on January 1, 2019, at which time the Company will elect to adopt the ASU using a modified retrospective transition. The Company is currently assessing the impact of this standard on its financial position and results of operations. The Company expects the impact to be material to its balance sheet, but minimal impact to its statements of earnings and statements of cash-flows.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates from time to time. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we have no such financial instruments in place.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the six months ended June 30, 2018 was $0.5 million (2017 - $0.5 million).

As at June 30, 2018, the Company had $2.6 million of loans receivable from minority shareholders (December 31, 2017 - $2.5 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 34,630,581 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof, 1,701,950 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and six month periods ended June 30, 2018 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events except as required by securities law.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.